SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

September 11, 2013

Commission File Number: 001-34990

Bona Film Group Limited

18/F, Tower 1, U-town Office Building,

No. 1 San Feng Bei Li, Chaoyang District,

Beijing 100020,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TABLE OF CONTENTS

Exhibit 99.1 — Press release: Bona Film Group’s Unbeatable Wins Top Acting Awards at 16th Annual Shanghai International Film Festival (July 2, 2013)
Exhibit 99.2 — Press release: Bona Film Group Announces Exercise Price Adjustment for Employee Stock Options (July 5, 2013)
Exhibit 99.3 — Press release: Investment in Bona Film Group to be Held by 21st Century Fox Following Separation of Businesses by News Corporation (July 24, 2013)
Exhibit 99.4 — Press release: Bona Film Group Updates Film Slate for Remainder of 2013 and First Half of 2014 (August 5, 2013)
Exhibit 99.5 — Press release: Bona Launches RMB1 Billion Film Fund to Finance Future Theatrical and Non-Theatrical Productions (August 29, 2013)
Exhibit 99.6 — Press release: Bona Reports Second Quarter 2013 Financial Results (August 29, 2013)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONA FILM GROUP LIMITED

	By:	/s/ Amy XU
	Name:	Amy XU
	Title:	Chief Financial Officer

Date: September 11, 2013